Exhibit 3.17
ARTICLES OF ORGANIZATION
OF
AURORA MICHIGAN, LLC
Pursuant to the provlslons of Section 450.4203 of the Michigan limited liability Company Act, the undersigned executes the following Articles of Organization.
1.	The name of the limited liability company is Aurora Michigan,LLC.

2.	The purpose for which the limited liablity activity within the purposes for which a limited liability company may be formed under the Michigan Limited Liability Company Act.

3.	The street address of the limited liability company’s initial registered office and the name of its initial resident agent at such address is; The Corporation Company, 30600 Telegraph Road, Bingham Farms, Michigan 48025.
[Signature on Following page]

     IN WITNESS WHEREOF, the undersigned executes these Articles of Organization this 8th day of November, 2006.

By:	/s/ James C. New
James C. New
Organizer